# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: flyExclusive, Inc., CIK 0001843973
CUSIP: 343928107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Date of event which requires filing of this statement: 01/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000899140-24-000218
Filed by CIK 0001040273
Persons authorized to receive notices and communications: Jana Tsilman, Third Point LLC, 55 Hudson Yards, New York, New York (NY), 10001, (212) 715-3880

## Reporting persons
- Third Point LLC (CIK 0001040273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,389,499; sole dispositive power 0; shared dispositive power 1,389,499; aggregate amount beneficially owned 1,389,499 (4.4% of the class)
  Comment: The number of shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of flyExclusive, Inc. (the "Issuer") beneficially owned by the Reporting Persons as set forth in Row 11 (such shares, the "Shares") consists of 1,022,000 shares of Class A Common Stock and 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer. Calculations of the percentage set forth in Row 13 are based on the quotient obtained by dividing (a) the aggregate number of Shares by (b) the sum of (i) 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025, as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026 (the "Prospectus Supplement"), and (ii) the 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer, as further described in the Prospectus Supplement.
- Daniel S. Loeb (CIK 0001300345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,389,499; sole dispositive power 0; shared dispositive power 1,389,499; aggregate amount beneficially owned 1,389,499 (4.4% of the class)
  Comment: The number of shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of flyExclusive, Inc. (the "Issuer") beneficially owned by the Reporting Persons as set forth in Row 11 (such shares, the "Shares") consists of 1,022,000 shares of Class A Common Stock and 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer. Calculations of the percentage set forth in Row 13 are based on the quotient obtained by dividing (a) the aggregate number of Shares by (b) the sum of (i) 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025, as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026 (the "Prospectus Supplement"), and (ii) the 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer, as further described in the Prospectus Supplement.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: flyExclusive, Inc.
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock") of flyExclusive, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the undersigned reporting persons (the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2024 (the "Original Schedule 13D"), as previously amended by that certain Amendment No. 1 thereto on March 26, 2025 ("Amendment No. 1" and, collectively with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"). Capitalized terms used and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D and Amendment No. 1, as applicable. This Amendment No. 2 is being filed to reflect changes in the number of outstanding shares of the Issuer's Class A Common Stock as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026 (the "Prospectus Supplement").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:
The information contained in Item 5 of Amendment No. 2 is incorporated by reference herein, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended to reflect the following:
As of the close of business on January 9, 2026, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,389,499 shares of Class A Common Stock (including 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer) held directly by the Funds (such shares, the "Shares"). The Shares represent approximately 4.40% of the Class A Common Stock outstanding. Calculations of the percentage of Class A Common Stock beneficially owned are based on the quotient obtained by dividing (a) the aggregate number of Shares by (b) the sum of (i) 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025, as reported by the Issuer in the Prospectus Supplement, and (ii) the 367,499 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer, as further described in the Prospectus Supplement.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended to reflect the following:
The Reporting Persons have not effected any transactions in the shares of Class A Common Stock during the past sixty days, inclusive of any transactions effected through 4:30 p.m., New York City time, on January 13, 2026.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended to reflect the following:
As of December 31, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of the Class A Common Stock and the Reporting Persons are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (01/13/2026)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman, Attorney-in-Fact (01/13/2026)
Comment: The Power of Attorney granted by Third Point LLC and Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit 99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG, is incorporated herein by reference.